Exhibit 4.7

DATED 22nd February 2012

BP p.l.c.

and

Dr. Brian Gilvary

SERVICE AGREEMENT

THIS AGREEMENT is made on 22nd February 2012

BETWEEN:

(1)	BP p.l.c. (registered number 102498) whose registered office is at 1 St James’s Square, London SW1Y 4PD (the “Company”); and

(2)	Dr. Brian Gilvary c/o BP p.l.c, 1 St James’s Square, London SW1Y 4PD (the “Executive”)

IT IS AGREED as follows:

1.	EMPLOYMENT

The Company shall continue to employ the Executive and the Executive shall assume the position of a Senior Executive of the Company on the terms set out in this agreement (the “Employment”). The Employment in this position took effect from 1 January 2012.

2.	SALARY

(1)	The Company shall pay to the Executive a salary at the rate of £690,000 per annum.

(2)	The Executive’s salary shall be reviewed at the discretion of the Remuneration Committee.

(3)	The Executive’s salary shall accrue from day to day and be payable by equal instalments in arrears on the last day of every month.

3.	PENSIONS

The Executive is a non-accruing member of The BP Pension Scheme (the “Pension Scheme”) subject to its terms and to any separate agreements in place from time to time between the Executive and the Company relating to the Executive’s pension entitlements. At the date of this Agreement, the Company pays a monthly cash allowance to the Executive in lieu of pension accrual, equal to 35 per cent. of his base salary. The Executive is entitled to benefits under the Pension Scheme in accordance with the separate arrangements made between the Company and the trustees of the Pension Scheme for the benefit of the Executive and as notified to him from time to time by the Company.

4.	TERMINATION OF EMPLOYMENT

(1)	The Company or the Executive may terminate the Employment by giving to the other party at least 12 months’ notice in writing expiring at any time.

(2)	The Company may at any time terminate the Employment with immediate effect by giving notice in writing to the Executive on terms that the Company shall pay to the Executive, in lieu of the remainder of the term of the Employment or, as the case may be, notice under subclause (1) above, an amount equal to 12 months’ salary or the amount of salary that would have been paid to the Executive if the Employment terminated on the expiry of the remainder of any notice given under subclause (1) above as the case may be, provided that the Executive’s entitlement to the payment shall be conditional on him agreeing to comply with his obligations to the Company following the termination of the Employment (which include, but without limiting the generality of the foregoing his obligations not to use or disclose the Company’s or the Group’s confidential information under the General Terms and Conditions of Employment).

(4)	The Company may, in circumstances where the Remuneration Committee reasonably deems it to be in the Company’s best interests, elect that in place of a lump sum payment in lieu of notice under sub-clause (3) above the Company will pay the Executive in lieu of notice in a series of staged payments at the time or times that the Executive would have been paid had he been employed during the period of notice or remainder of such period given under sub-clause (1) above.

(5)	Subclause (1) above does not limit the Company’s rights to suspend any of the Executive’s duties and powers under this agreement or the General Terms and Conditions of Employment for such period as the Company in its absolute discretion deems necessary. In addition or alternatively, the Company may during the whole or any part of any period of notice require the Executive to perform duties (including any modified duties arising from an exercise by the Company of its rights under the General Terms and Conditions of Employment) at such locations as the Company may reasonably require. Throughout any such period of suspension or garden leave the Executive will continue to be bound by the terms of his employment and shall remain available to perform such duties and/or exercise such powers, authorities and discretions when called upon by the Company to do so. The Executive’s salary and other benefits to which he is entitled under this agreement shall continue to be paid or provided by the Company during any period of suspension or garden leave.

5.	POST TERMINATION RESTRICTIONS

(1)	In order to protect the confidential information, trade secrets and business connections of the Company and any Relevant Group Company to which the Executive has access as a result his employment, the Executive covenants with the Company (for itself and as trustee for each Group Company) that he will not, for the following periods after Termination, directly or indirectly, either alone or jointly with or on behalf of any third party and whether on his own account or as principal, partner, shareholder, director, employee, consultant or in any other capacity whatsoever:

(a) for 12 months following the Termination in the Relevant Territory and in competition with the Company or any Relevant Group Company engage, assist or be interested in any undertaking which provides Services;

(b) for 12 months following the Termination and in competition with the Company or any Relevant Group Company solicit or interfere with or endeavour to entice away from the Company or any Relevant Group Company any Customer in relation to the supply of Services;

(c) for 12 months following the Termination in the Relevant Territory and in competition with the Company or any Relevant Group Company be connected with the supply of Services to any Customer;

(d) for 12 months following the Termination and in competition with the Company or any Relevant Group Company solicit or interfere with or endeavour to entice away from the Company or any Relevant Group Company any Supplier in relation to the supply of Services;

(e) for 12 months following the Termination Date in the Relevant Territory and in competition with the Company or any Relevant Group Company be concerned with the receipt of services or goods from any Supplier where such services or goods are in competition with those supplied to the Company or any Relevant Group Company by the Supplier in the period of 12 months prior to the Termination and with which supply the Executive had business dealings in the said period of 12 months;

(f) for 12 months following the Termination solicit the employment or engagement of any Key Employee in a business which is in competition with the Company or any Relevant Group Company (whether or not such person would breach their contract of employment or engagement by reason of leaving the service of the business in which they work); or

(g) represent himself as being in any way connected with or interested in the business of the Company or any Relevant Group Company.

(2)	For so long as the Executive holds the role of Finance Director, or another role that has worldwide responsibilities, the Executive and Company acknowledge that the nature of the Executive’s role is such that:

(a) the Executive will perform Services to a material degree for all Group Companies; and

(b) the Executive will have business dealings across all geographical areas in which Group Companies operate.

(3)	For the purposes of this clause:-

(a) “Customer” means any person, firm, company or entity which was a customer or client of the Company or any Relevant Group Company at any time during the 12 months prior to the Termination and with which the Executive had business dealings or personal contact at any time during the said period of 12 months;

(b) “Key Employee” means any person who immediately prior to the Termination was an employee, contractor or consultant of the Company or any Relevant Group Company

(i) with whom during the period of 12 months prior to the Termination Date the Executive worked closely with or who reported directly into the Executive during the period of 12 months prior to the Termination Date; and

(ii) whose departure would damage the interest of the Company or any Relevant Group Company if they were involved in any capacity in any business concern which competes with the Company or any Relevant Group Company;

(c) “Relevant Group Company” means any Group Company (and, if applicable, its predecessors in business) for which the Executive performed services to a material degree at any time during the 12 months prior to the Termination Date;

(d) “Relevant Territory” means the geographical area in which the Company and any Relevant Group Company operated in the period of 12 months prior to the Termination Date and in which the Executive had business dealings at any time during the said period of 12 months;

(e) “Services” means services including the provision of products which are competitive with those supplied by the Company or any Relevant Group Company in the 12 months prior to the Termination Date and in the supply of which the Executive had business dealings at any time during the said period of 12 months;

(f) “Supplier” means any person, firm, company or entity who was a supplier of services or goods to the Company or any Relevant Group Company in the 12 months prior to the Termination Date and with whom the Executive had business dealings at any time during the said period of 12 months; and

(g) “Termination” means the termination of the Executive’s employment with the Company however caused including, without limitation, termination by the Company in repudiatory breach of contract.

(4)	The periods for which the restrictions in this clause apply shall be reduced by any period that the Executive spends on garden leave immediately prior to Termination.

(5)	If the Executive receives an offer to be involved in a business concern directly or indirectly, either alone or jointly with or on behalf of any third party and whether on his own account or as principal, partner, shareholder, director, employee, consultant or in any other capacity during his employment, or prior to the expiry of the last of the covenants in this clause, he shall give the person making the offer a copy of this clause and shall tell the Company the identity of that person as soon as possible after accepting the offer.

(6)	The Executive warrants that the covenants contained in this clause are reasonable and necessary to protect the Company’s and any Relevant Group Company’s legitimate business interests.

(7)	Each of the restrictions in this clause is intended to be separate and severable. If any of the restrictions shall be held to be void but would be valid if part of their wording were deleted, such restriction shall apply with such deletion as may be necessary to make it valid or effective.

(8)	The Executive will, at the request and expenses of the Company, enter into a separate agreement with any Group Company in which he agrees to be bound by restrictions corresponding to those restrictions in this clause (or such of those restrictions as may be appropriate) in relation to that Group Company.

6.	GENERAL

(1)	Each of the provisions in this agreement shall be enforceable independently of each of the others and its validity shall not be affected if any of the others is invalid. If any of the provisions of this agreement is void but would be valid if some part of the clause were deleted, the clause in question shall apply with such modification as may be necessary to make it valid.

(2)	The General Terms and Conditions of Employment (a copy of which are attached to this agreement) as amended by the Remuneration Committee from time to time shall form part of the Executive’s terms and conditions of employment and the definitions and other provisions contained in the interpretation clause in the General Terms and Conditions of Employment shall apply to this agreement.

(3)	The terms set out in the Schedule in accordance with the requirements of the Employment Rights Act 1996 form part of this agreement.

(4)	As from the effective date of the Employment all other agreements or arrangements between the Executive and any Group Company relating to the employment of the Executive shall cease to have effect.

(5)	This agreement shall be governed by and construed in accordance with English law.

AS WITNESS the hands of the Executive and of a duly authorised representative of the Company on the date which appears first on page 1.

SIGNED by	)
on behalf of BP p.l.c.	) Carl-Henric Svanberg
in the presence of:	) David Jackson

EXECUTED AS A DEED by	)
Dr. Brian Gilvary	) Brian Gilvary
in the presence of:	) David Jackson

THE SCHEDULE

The following constitutes the statement of the particulars of the Executive’s employment issued pursuant to the Employment Rights Act 1996. The particulars are those which apply on the date of this agreement:

Name of employer - the Company as defined on page 1 above.

Name of employee - the Executive as defined on page 1 above.

Date of commencement of employment - see clause 1.

Date of commencement of continuous period of employment 1 March 1995.

Scale or rate of remuneration or method of calculating remuneration - see clause 2.

Intervals at which remuneration is paid - monthly - see clause 2.

Hours of work - there are no fixed hours of work - see also the General Terms and Conditions of Employment.

Holidays (including public holidays) and holiday pay - the Executive shall be entitled to 28 Working Days’ holiday with pay in every calendar year. In addition see the General Terms and Conditions of Employment.

Sickness or injury and sick pay - see the General Terms and Conditions of Employment.

Pension - see clause 3. [A contracting out certificate within the meaning of Part III of the Pension Schemes Act 1993 is in force.]

Notice - see clause 4.

Job title - Senior Executive.

Place of work - the duties of the Employment relate primarily to the United Kingdom. The Executive shall be based at the Group’s Headquarters, which for the time being are at the employer’s address as stated on page 1 above.

Collective agreements - the Company is not a party to any collective agreement which affects the Executive’s employment.

Working overseas - the Executive is not under any obligation to work overseas for periods exceeding one month and accordingly there are no particulars to be entered in this regard.

Discipline and grievance procedure - the Executive is subject to the Company’s Senior Executive discipline and grievance procedure.

GENERAL TERMS AND CONDITIONS

OF EMPLOYMENT

ON EXECUTIVE APPOINTMENTS

GENERAL TERMS AND CONDITIONS ON EXECUTIVE APPOINTMENTS

1.	INTERPRETATION

1.1 In these terms and conditions:

Employment means the employment of the Executive by the Company under the terms of a service agreement between the Executive and the Company;

Associated Company means:

(a)	a company which is not a Subsidiary of the Company but whose issued equity share capital (as defined in section 548 of the Companies Act 2006) is owned as to at least 20 per cent, by the Company or one of its Subsidiaries; and

(b)	a Subsidiary of a company within (a) above;

CEO means the chief executive officer of the Company and it includes his delegate or delegates where the chief executive officer has delegated his authority to manage the Executive or the business of the Group in which the Executive is perforating his duties;

Group means the Company and its subsidiaries and Associated Companies for the time being and Group Company means any one of them;

Recognised Investment Exchange has the same meaning as in section 285 of the Financial Services and Markets Act 2000;

Remuneration Committee means the remuneration committee of the board of directors of the Company;

Subsidiary means a subsidiary within the meaning of section 1159 of a Companies Act 2006; and

Working Day means a day other than a Saturday, Sunday or bank or other public holiday in England (or if the Executive works on a bank or other public holiday a day’s holiday taken in lieu of that holiday).

1.2 References in these terms and conditions to a person include a body corporate and an unincorporated association of persons and references to a company include any body corporate.

1.3 Any reference in these terms and conditions to a statutory provision includes any statutory modification or re-enactment of it for the time being in force.

1.4 Subclauses 1.1 to 1.3 above apply unless the contrary intention appears.

1.5 The headings in these terms and conditions do not affect their interpretation.

1.6 Where appropriate, references to the Executive include his personal representatives.

2.	DUTIES

2.1 The Executive shall use his best endeavours to promote and protect the interests of the Group and shall not do anything which is harmful to those interests.

2.2 The Executive shall diligently and faithfully perform such duties and exercise such powers as may from time to time be assigned to or vested in him in relation to the conduct and management of the affairs of the Group by the CEO. The CEO may also suspend all or any of the Executive’s duties and powers for such periods and on such terms as he considers expedient (including a term that the Executive shall not attend at the Company’s premises).

2.3 The Executive shall give to the CEO such information regarding the affairs of the Group as he shall require and shall comply with all proper instructions of the CEO.

2.4 The Executive shall have the power and the authority to act in accordance with the instructions of and within the limits prescribed by the CEO.

2.5 The Executive shall comply with all codes of conduct from time to time adopted by the Company or notified to him and with all applicable rules and regulations of the London Stock Exchange including (without limitation) the model code on directors’ dealings in securities.

2.6 The Executive shall (unless prevented by ill-health or accident or otherwise directed by the CEO) devote the whole of his time during normal business hours to the duties of the Employment and such additional time as is necessary for the proper fulfilment of those duties.

2.7 The Executive’s salary shall be inclusive of any fees receivable by him as a director of any Group Company and if the Executive receives any such fees in addition to his salary he shall pay them to the Company.

2.8 The Executive shall not accept any appointment to any office in relation to any body, whether corporate or not, (other than a Group Company) or directly or indirectly be interested in any manner in any other business except:

(a)	as holder or beneficial owner (for investment purposes only) of any class of securities in a company if those securities are listed or dealt in on a Recognised Investment Exchange and if the Executive (together with his spouse, children, parents and parents’ issue) neither holds nor is beneficially interested in more than five per cent. of the securities of that class; or

(b)	with the consent in writing of the CEO which may be given subject to any terms or conditions which the Chairman may require.

3.	PLACE OF WORK OF THE EXECUTIVE

The duties of the Employment shall relate primarily to the United Kingdom at such places as the CEO may from time to time require but shall extend to travel abroad when required by the CEO.

4.	INCENTIVES

The Executive agrees that his participation in any bonus or incentive arrangements shall be at the Remuneration Committee’s sole discretion; that he is subject to the procedures as notified to him from time to time for setting and assessing any bonus or incentive payments under any scheme in which he participates; and that he is subject to the procedures for making any payments that may be due to him under the terms of any bonus or incentive scheme in which he participates.

5.	TRAVELLING EXPENSES

The Company shall reimburse the Executive (on production of such evidence as it may reasonably require) the amount of all travelling and other expenses properly and reasonably incurred by him in the discharge of his duties.

6.	CAR

6.1 The Company shall provide the Executive with a car appropriate to his status and driver for his use in the performance of his duties and, subject to any restrictions or conditions from time to time imposed by the Company, the Executive may use the car for his private purposes.

6.2 The Company shall pay all normal servicing, insurance and running expenses in relation to the car and all fuel expenses incurred by the Executive in the performance of his duties.

6.3 The Executive shall take good care of the car and shall observe the terms and conditions of the insurance policy relating to it and the terms of the Company’s car policy from time to time.

7.	PENSIONS

The Executive is entitled to become or as the case may be remain a member of the BP Pension Scheme (the Pension Scheme) subject to its terms and to any separate agreements in place from time to time between the Executive and the Company relating to the Executive’s pension entitlements. The full terms are set out in the trust deeds and rules governing the Pension Scheme; copies of those documents are available to the Executive on request. The Company shall deduct from the Executive’s salary any contributions payable by him from time to time to the Pension Scheme or any other pension scheme of the Group of which he becomes a member.

8.	MEDICAL AND SICKNESS

8.1 The Company may from time to time require the Executive to be examined by a medical adviser nominated by the Company and the Executive consents to the medical adviser disclosing the results of the examination to the Company’s medical adviser and shall provide the Company with such formal consents as may be necessary for this purpose.

8.2 The Executive shall be paid in full during any period of absence from work due to sickness or injury of 120 Working Days and at the rate of half of his salary for a further period of 120 Working Days subject to the provisions of clause 12 and to the production of satisfactory evidence from a registered medical practitioner in respect of any period of absence in excess of five consecutive Working Days. The periods during which the Executive receives payment may be extended by the CEO in his discretion following consultation with the Company’s medical adviser. The Executive’s salary during any period of absence due to sickness or injury shall be inclusive of any statutory sick pay to which he is entitled and the Company may deduct from his salary the amount of any social security benefits he may be entitled to receive.

8.3 If the Executive is incapable of performing his duties by reason of injury sustained wholly or partly as a result of negligence, nuisance or breach of any statutory duty on the part of a third party and the Executive recovers any amount by way of compensation for loss of earnings from that third party, he shall pay to the Company a sum equal to the amount recovered or, if less, the amount paid to him by the Company under subclause 8.2 above in respect of the relevant period of absence as a result of that injury.

9.	HOLIDAYS

9.1 The Executive shall take his holiday entitlement at times agreed with the CEO.

9.2 Any entitlement to holiday remaining at the end of any calendar year may be carried forward to the next calendar year but no further. The entitlement to holiday (and on termination of employment to holiday pay in lieu of holiday) accrues pro rata throughout each calendar year (disregarding fractions of days).

10.	CONFIDENTIAL INFORMATION

10.1 The Executive acknowledges that the Company possesses a valuable body of confidential information which belongs to the Company. The Executive acknowledges that disclosure of any such confidential information during the course of employment or afterwards may place the Company at a serious competitive disadvantage and could cause immeasurable financial and other damage to the Company and the Group.

10.2 The Executive shall not make use of or divulge to any person, and shall use his best endeavours to prevent the use, publication or disclosure of, any information of a confidential or secret nature:

(a)	concerning the business of the Company or any Group Company and which comes to his knowledge during the course of or in connection with his employment or his holding any office within the Group from any source within the Company or any Group Company: or

(b)	concerning the business of any person having dealings with the Company or any Group Company and which is obtained directly or indirectly in circumstances in which the Company or any Group Company is subject to a duty of confidentiality in relation to that information.

10.3 The Executive shall not, other than for the exclusive benefit of the Company, record, copy or reproduce (whether in hard or softcopy format or any other format) any confidential or secret information or any document, electronic file or record containing confidential information, or cause, enable, permit, authorise or assist any other person to do so.

10.4 For the purposes of clause 10.2 and 10.3 above, information of a confidential or secret nature shall include, but not be limited to, information relating to customer pricing structures, marketing and sales information, business plans or dealings, employees or officers, financial information and plans, designs, formulae, product lines, research activities, any documents marked “Confidential” or any information which the Executive has been told is confidential or which he might reasonably expect the Company would regard as confidential.

10.5 This clause shall not apply to information which is:

(a)	used or disclosed in the proper performance of the Executive’s duties or with the prior written consent of the Company; or

(b)	ordered to be disclosed by a court of competent jurisdiction or otherwise required to be disclosed by law.

10.6 This clause shall continue to apply after the termination of the Employment (whether terminated lawfully or not) without limit of time.

10.7 Each of the restrictions in each paragraph or subclause above shall be enforceable independently of each of the others and its validity shall not be affected if any of the others is invalid. If any of those restrictions is void but would be valid if some part of the restriction were deleted, the restriction in question shall apply with such modification as may be necessary to make it valid.

11.	INTELLECTUAL PROPERTY

11.1 In this clause “Intellectual Property Right” means a formula, process, invention, improvement, utility model, trade mark, service mark, business name, copyright, design right, patent, know-how, trade secret and any other intellectual property right of any nature whatsoever throughout the world (whether registered or unregistered and including all applications and rights to apply for the same), which:

(a)	relates to or is useful in connection with the business or any product or service of a Group Company; and

(b)	is invented, developed, created or acquired by the Executive (whether alone or jointly with any other person) during the period of the Employment.

11.2 Subject to the provisions of the Patents Act 1977, the entire interest of the Executive in any Intellectual Property Right shall, as between the Executive and the Company, become the property of the Company as absolute beneficial owner without any payment to the Executive for it.

11.3 The Executive shall promptly communicate in confidence to the Company full particulars of any Intellectual Property Right (whether or not it is vested in the Company pursuant to subclause 11.2 above or otherwise) and the Executive shall not use, disclose to any person or exploit any Intellectual Property Right belonging to the Company without the prior written consent of the Company.

11.4 The Executive shall, at the request and expense of the Company, prepare and execute such instruments and do such other acts and things as may be necessary or desirable to enable the Company or its nominee to obtain the protection of any Intellectual Property Right vested in the Company in such parts of the world as may be specified by the Company or its nominee and to enable the Company to exploit any Intellectual Property Right vested in the Company to best advantage. The Executive hereby appoints the Company to be his attorney and in the Executive’s name and on his behalf to execute any such act and to sign all deeds and documents and generally to use the Executive’s name for the purpose of giving to the Company the full benefit of this Clause.

11.5 The obligations of the Executive under subclauses 11.2 to 11.4 above shall continue to apply after the termination of the Employment (whether terminated lawfully or not). Each of those obligations is enforceable independently of each of the others and its validity shall not be affected if any of the others is unenforceable to any extent.

12.	TERMINATION OF EMPLOYMENT

12.1 If the Executive:

(a)	becomes of unsound mind or is, or may be, suffering from mental disorder and either:

(i)	he is admitted to hospital for treatment under the Mental Health Act 1983; or

(ii)	an order is made by any competent court for his detention or for the appointment of a receiver, curator bonis or other person to exercise powers with respect to his property or affairs; or

(b)	is unable properly to perform his duties by reason of ill-health, accident or otherwise for a period of 12 consecutive months; or

(c)	fails or neglects efficiently and diligently to discharge his duties or is guilty of any serious or repeated breach of his obligations under this agreement (including any consent granted under it); or

(d)	is guilty of serious misconduct or any other conduct which affects or is likely to affect prejudicially the interests of the Company or the Group or is convicted of an arrestable offence (other than a road traffic offence for which a non-custodial penalty is imposed); or

(e)	becomes bankrupt or makes any arrangement or composition with his creditors; or

(f)	is disqualified from being a director of any company by reason of an order made by any competent court,

the Company may (whether or not any notice of termination has been given) by written notice to the Executive terminate the Employment with immediate effect but a notice under paragraph (b) above may be given by the Company to the Executive only within 90 days after the end of any period or periods of disability referred to in that paragraph.

12.2 During any period of notice of termination of the Employment (whether or not such notice has been given by the Company or the Executive) the Company may require the Executive to take any holiday to which the Executive is entitled at such time or times as the Company may decide.

12.3 If the Executive is appointed as a director or officer of the Company or of any Group Company and the Executive ceases to be a director or officer of the Company or of that Group Company (for any reason whatsoever) that shall not terminate the Employment.

12.4 On the termination of the Employment in any way (whether lawfully or otherwise) the Executive shall immediately:

(a)	return the car and its keys to the Company at such place as it shall nominate for the purpose; and

(b)	deliver to the Company’s Group Human Resources Department all property in his possession, custody or under his control belonging to any Group Company including (but not limited to) business cards, credit and charge cards, security and computer passes, original and copy documents or other media on which information is held in his possession relating to the business or affairs of any Group Company; and

(c)	resign all offices held by him in any Group Company (without prejudice to the rights of any party arising out of the termination of the Employment). Should the Executive fail to do so he hereby irrevocably authorises the Company to appoint some person in his name and on his behalf to sign any documents and do any thing to give effect to his resignation from office.

12.5 The Executive hereby authorises the Company to deduct from any amounts payable by the Company to the Executive on the termination of the Employment any sums due to the Company from the Executive.

12.6 With effect from the date of termination of the Employment, all the rights and obligations of the parties shall cease except for those which are expressed to continue after that date and except in relation to any breach of any provision of these terms and conditions or any other agreement between the Company and the Executive before that date. Termination of the Employment shall not prejudice any other rights of the Company.

13.	SAFETY

Health and Safety is critical to the success of the Company. The Company’s goals are simply stated – no accidents, no harm to people and no damage to the environment. The Executive has a legal responsibility at all times to prevent accidents by carrying out work safely for his own protection and the protection of those around him. The Executive must familiarise himself and comply with the Health and Safety Policy in his work place.

14.	DATA PROTECTION

The UK Data Protection Act 1998 imposes obligations on companies holding and processing personal information. The Act gives the Executive certain rights. The Company and/or the Group will need to hold and process personal information relating to the Executive in the course of his employment. The Executive should refer to the attached Data Protection Statement (which he is required to sign and return) for more information about how his personal information will be used. The Company may amend this document from time to time and up to date versions can be found on the BP Data Protection and Privacy website of the BP intranet.

15.	DEDUCTION FROM WAGES

The Executive agrees the Company shall be entitled to deduct from salary or other payments due to him (including any bonus payment owed) any money that the Executive owes to the Company at any time, including but not limited to any overpayments of salary or benefits, unauthorised or fraudulently claimed expenses, outstanding debts or loans owed to the Company, training costs owed to the Company, remuneration and benefits received during any period of unauthorised absence, holiday taken in excess of entitlement or losses suffered by us as a result of the Executive’s negligence or breach of our policies, practices and procedures or failure/refusal to return any of the Company’s property.

16.	GENERAL

These terms and conditions shall be governed by and construed in accordance with English law.

17.	NOTICES

17.1 Any notice or other document to be served under any agreement between the Company and the Executive may, in the case of the Company, be delivered or sent by first class post to the Company at its registered office for the time being, or by electronic mail to the CEO and, in the case of the Executive, may be delivered to him or sent by first class post to his usual or last known place of residence or by electronic mail to his usual or last known email address.

17.2	Any such notice or other document shall be deemed to have been served:

(a)	if delivered, at the time of delivery;

(b)	if posted, at 10.00 a.m. on the second Working Day after it was put into the post; or

(c)	if sent by electronic mail, at the time of sending.

In proving such service it shall be sufficient to prove that delivery was made or that the envelope containing such notice or other document was properly addressed and posted as a pre-paid first class letter or that the electronic mail was properly addressed and despatched as the case may be.